Exhibit 8.1

The following is a list of the Company's subsidiaries as of the date of this report:

	Percentage Ownership	Country of Incorporation
Wholly Owned Subsidiaries:

TORM Singapore Pte. Ltd.	100%	Singapore
TT Shipowning K/S	100%	Denmark
TORM Norge AS	100%	Norway
Torghatten & TORM Shipowning ApS	100%	Denmark
TORM USA LLC	100%	Delaware
Tiber Shipping LLC	100%	Marshall Islands
Long Range 1 A/S	100%	Denmark
OMI Marine Service Ltd.	100%	Delaware
Medium Range A/S	100%	Denmark
OMI Holding Ltd.	100%	Mauritius
LR1 Management K/S	100%	Denmark
TORM Shipping India Private Limited	100%	India
MR Management K/S	100%	Denmark
OMI Crewing Service Ltd.	100%	Bermuda

Jointly Controlled Entities

Long Range 2 A/S	50%	Denmark
Ugland & TORM Shipowning ApS	50%	Denmark
LR2 Management K/S	50%	Denmark
FR8 Holdings Pte. Ltd.	50%	Singapore
UT Shipowning K/S	50%	Denmark
TORM SHIPPING (PHILS.) INC.	25%	Philippines